UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Global Ship Lease, Inc.
(Name of Issuer)

Class A Common Shares, par value $0.01 per share
(Title of Class of Securities)

Y27183105
(CUSIP Number)

James J. Connors, II
c/o Kelso & Company
320 Park Avenue, 24th Floor
New York, New York 10022
Telephone: (212) 751-3939
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: Y27183105

1.	Name of Reporting Person KEP VI (Newco Marine), Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,750
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9%
14.	Type of Reporting Person PN

CUSIP: Y27183105

1.	Name of Reporting Person KEP VI (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,750
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9%
14.	Type of Reporting Person PN

 CUSIP: Y27183105

1.	Name of Reporting Person KEP VI (Cayman) GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,750
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9%
14.	Type of Reporting Person PN

CUSIP: Y27183105

1.	Name of Reporting Person KIA VIII (Newco Marine), Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,750
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9%
14.	Type of Reporting Person PN

CUSIP: Y27183105

1.	Name of Reporting Person KIA VIII (International), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,750
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9%
14.	Type of Reporting Person PN

CUSIP: Y27183105

1.	Name of Reporting Person KELSO GP VIII (Cayman) L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,750
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9%
14.	Type of Reporting Person PN

CUSIP: Y27183105

1.	Name of Reporting Person KELSO GP VIII (Cayman) Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,750
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9%
14.	Type of Reporting Person PN

CUSIP: Y27183105

1.	Name of Reporting Person Philip E. Berney
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,750
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person Frank K. Bynum, Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,750
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person James J. Connors, II
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,750
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person Michael B. Goldberg
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,750
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person Frank J. Loverro
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,750
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person George E. Matelich
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,750
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person Church M. Moore
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,750
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person Frank T. Nickell
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,750
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person Stanley de J. Osborne
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,750
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person David I. Wahrhaftig
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,750
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person Thomas R. Wall, IV
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,750
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person Christopher L. Collins
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,750
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person Anna Lynn Alexander
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,750
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person Howard A. Matlin
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,750
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person Stephen C. Dutton
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,750
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person Matthew S. Edgerton
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,750
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9%
14.	Type of Reporting Person IN

CUSIP: Y27183105

1.	Name of Reporting Person Henry Mannix III
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ⌧
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box is Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 155,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 155,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,750
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9%
14.	Type of Reporting Person IN

Note
This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D is being filed by the undersigned to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission (“SEC”) on November 26, 2018. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
The disclosure herein reflects the one-for-eight reverse split that was effected with respect to Class A Common Shares on March 25, 2019 (the “Reverse Stock Split”) and is based on 17,556,738 Class A Common Shares outstanding as of October 1, 2019, as disclosed in the Prospectus filed by the Issuer with the SEC on September 30, 2019 (including Class A Common Shares outstanding following the underwriter’s full exercise of its option to purchase additional shares).

Item 2	Identity and Background:
Item 2 of the Schedule 13D is hereby amended by removing John J. Kim from the Reporting Persons.

Item 3	Source and Amount of Funds or Other Consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
With respect to each of  Mr. Gross and CMA CGM, the number of Class A Common Shares among the Subject Stock has been adjusted to give effect to the Reverse Stock Split.

Item 5	Interest in Securities of the Issuer:
Item 5 of the Schedule 13D is hereby amended and restated as follows:
As a result of the Voting Agreement, the Reporting Persons may be deemed to have shared voting power with respect to the Subject Stock, subject to the conditions and limitations of the Voting Agreement. The Subject Stock represents approximately 0.9% of the issued and outstanding Class A Common Shares.
Other than the Subject Stock that may be deemed to be beneficially owned by the Reporting Persons in connection with the Voting Agreement, none of the Reporting Persons has acquired or, for the purposes of Rule 13d-4 under the Act, beneficially owns any Class A Common Shares.
If the Voting Agreement Parties are deemed to have formed a Section 13(d) group, such group would beneficially own 4,395,681 shares of Class A Common Stock in the aggregate, although in no case does any of the Reporting Persons, CMA CGM or Mr. Gross have or share voting or investment power with respect to the entirety of that number of shares of Class A Common Stock. See the discussion of the Voting Agreement and Subject Stock in Item 4.
None of the Reporting Persons has effected any transaction in Class A Common Shares during the past 60 days.
The Reporting Persons are not entitled to any rights as a stockholder of the Issuer with respect to the Subject Stock, except as otherwise expressly provided in the Voting Agreement.
To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any Class A Common Shares that may be deemed beneficially owned by the Reporting Persons, except for each of Mr. Gross and CMA CGM in respect of their respective Subject Stock.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:
Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
Letter Agreement Regarding Series C Preferred Shares

In September 2019, Kelso entered into an agreement with the Issuer (the “Letter Agreement”), whereby Kelso agreed to convert its outstanding Series C Preferred Shares into Class A common shares upon the repayment in full of the Issuer’s 9.875% First Priority Secured Notes due 2022. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement Regarding Series C Preferred Shares, which is Exhibit 99.6 to this Amendment No. 1 and is incorporated herein by reference.

Item 7	Materials to be Filed as Exhibits:
 Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit No.	Description

99.6
Letter Agreement, dated September 23, 2019, by and between Global Ship Lease, Inc., KIA VIII (Newco Marine) Ltd. and KEP VI (Newco Marine) Ltd. (incorporated by reference to Exhibit 10.38 to Amendment No. 1 to the Registration Statement on Form F-1 filed by Global Ship Lease, Inc. with the
Securities and Exchange Commission on September 24, 2019).

Signature.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: October 3, 2019

KEP VI (Newco Marine), Ltd.

Signature:		/s/ James J. Connors, II
	By:	James J. Connors, II, Director

KEP VI (Cayman), L.P.

Signature:		/s/ James J. Connors, II
	By:	KEP VI (Cayman) GP Ltd., its General Partner; by James J. Connors, II, Director and Vice President

KEP VI (Cayman) GP Ltd.

Signature:		/s/ James J. Connors, II
	By:	James J. Connors II, Director and Vice President

KIA VIII (Newco Marine), Ltd.

Signature:		/s/ James J. Connors, II
	By:	James J. Connors, II, Director

KIA VIII (International), L.P.

Signature:		/s/ James J. Connors, II
	By:	Kelso GP VIII (Cayman), L.P., its General Partner; by Kelso GP VIII (Cayman), Ltd., its General Partner; by James J. Connors, II, Director and Vice President

KELSO GP VIII (Cayman) L.P.

Signature:		/s/ James J. Connors, II
	By:	James J. Connors II, Director and Vice President

KELSO GP VIII (Cayman) Ltd.

Signature:		/s/ James J. Connors, II
	By:	Kelso GP VIII (Cayman) Ltd., its general partner; By James J. Connors, II, Director and Vice President

PHILIP E. BERNEY

Signature:		*

FRANK K. BYNUM, JR.

Signature:	*

JAMES J. CONNORS, II

Signature:	/s/ James J. Connors, II

MICHAEL B. GOLDBERG

Signature:	*

FRANK J. LOVERRO

Signature:	*

GEORGE E. MATELICH

Signature:	*

CHURCH M. MOORE

Signature:	*

FRANK T. NICKELL

Signature:	*

STANLEY DE J. OSBORNE

Signature:	*

DAVID I. WAHRHAFTIG

Signature:	*

THOMAS R. WALL, IV

Signature:	*

CHRISTOPHER L. COLLINS

Signature:	*

ANNA LYNN ALEXANDER

Signature:	*

HOWARD A. MATLIN

Signature:	*

STEPHEN C. DUTTON

Signature:	*

MATTHEW S. EDGERTON

Signature:	*

HENRY MANNIX III

Signature:	*

*By:	/s/ James J. Connors, II
Name:	James J. Connors, II
Attorney-in-fact